

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





04027612

April 21, 2004

Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Act: 1934
Section: 14A-8
Rule:
Public Availability: 4/21/2004

Re: The Kroger Company
Incoming letter dated March 26, 2004

Dear Mr. Neuhauser:

This is in response to your letter dated March 26, 2004 concerning the shareholder proposal submitted to Kroger by the General Board of Pension and Health Benefits of The United Methodist Church. On March 19, 2004, we issued our response expressing our informal view that Kroger could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn
Deputy Director

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

Enclosures

cc: Jill V. McIntosh
The Kroger Co.
Law Department
1014 Vine Street
Cincinnati, OH 45202-1100

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

March 26, 2004

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to The Kroger Company

Via fax

Dear Sir/Madam:

I have been asked by the General Board of Pension and Health Benefits of the United Methodist Church (which is to hereinafter as the "Proponent"), which is a beneficial owner of shares of common stock of The Kroger Company (hereinafter referred to either as "Kroger" or the "Company"), and which has submitted a shareholder proposal to Kroger, to respond to the letter dated February 24, 2004, sent to the Securities & Exchange Commission by the Company, in which Kroger contends that the Proponent's shareholder proposal may be excluded from the Company's year 2004 proxy statement by virtue of Rules 14a-8(i)(3) and 14a-8(i)(7).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Kroger's year 2004 proxy statement and that it is not excludable by virtue of either of the cited rules.

The proposal calls for the Company to prepare a sustainability report.

RULE 14a-8(i)(7)

1.

In the words of Yogi Berra: "Its daja vu all over again". An (i)(7) argument with respect to a similar proposal was made by the registrant in *Johnson Controls, Inc.* (November 14, 2002) and was rejected by the Staff. Kroger has failed to point out any reasons, facts or change of circumstances in society at large that would justify a reexamination of the decision in *Johnson Controls*. See Rel 34-40018 (May 21, 1998). ("From time to time, in light of experience dealing with proposals in specific subject areas, and reflecting changing societal views, the Division adjusts its view with respect to "social policy" proposals involving ordinary business. Over the years, the Division has reversed its position on the excludability of a number of types of proposals, including plant closings, the manufacture of tobacco products, executive compensation, and golden parachutes.")

Furthermore, the matters with respect to which a report is requested by the Proponent is identical to the matters with respect to which a report was requested in *Johnson Controls* since the GRI reporting guidelines do not expand the notion of sustainability. For example, despite Kroger's argument on pages 8-9 of its letter, in *Johnson Controls* the Whereas clause had a paragraph devoted exclusively to "employee matters" (and specifically to wages). Similarly, suppliers are among the stakeholders referred to in the third Whereas paragraph in *Johnson Controls*. The congruence of the request by the Proponent and the request in *Johnson Controls* is perhaps best illustrated by the fact that, as stated by the Company at the end of the first "Background" paragraph on page 2 of its letter, the core of the GRI is reporting on "economic, environmental and social performance", exactly what was asked for in *Johnson Controls*.

In short, since the subject matter of the Proponent's shareholder proposal is identical to the subject matter in *Johnson Controls*, Rule 14a-8(i)(7) is inapplicable to the Proponent's proposal.

2.

Similarly, the registrant in *Johnson Controls* argued that the sustainability proposal was an attempt to micromanage the company. The Staff properly rejected this argument. Both in *Johnson Controls* and in the instant case, the request is for a sustainability report. Since the GRI guidelines do not require that any specific facts be reported, but merely the format in which the reports should be made, the GRI does not involve micromanaging.

Kroger's reliance on *Wal-Mart Stores, Inc.* (April 10, 1991) is grossly misplaced.

Indeed, it is difficult to fathom why the Company insists on wasting the Staff's time with such a frivolous argument. The Company is surely aware of Release 34-40018 (May 21, 1998) since it cites that release in its own letter. That Release, of course, overrules both the *Capital Cities/ABC* and *Wal-Mart* letters cited by the Company and it is difficult to believe that Kroger is unaware of the controversy which led up to that Release, including the case of *Amalgamated Clothing and Textile Workers Union et al v. Wal-Mart Stores, Inc., 821 F. Supp 877 (S.D.N.Y. 1993)* in which the United States District Court for the Southern District of New York overturned the Staff determination in the very *Wal-Mart* no-action letter cited by Kroger.

For the foregoing reasons, the Proponents' shareholder proposal is not subject to exclusion by virtue of Rule 14a-8(i)(7).

RUE 14a-8(i)(3)

The Smithfield no-action letter and its progeny are inapplicable to the Proponent's shareholder proposal because the Proponent's request differs materially from the request made in those letters. More particularly, the Proponent's request provides sufficient guidance not only that the shareholders will know what they are voting upon but also so that the Board will know how to implement the proposal, should they desire to do so.

The shareholders will know what they are voting upon because, unlike the situation in Smithfield, the Proponent's shareholder proposal spells out in detail all aspects of the GRI. Thus, the seventh paragraph of the Proponent's Whereas Clause describes the GRI in detail, stating that the GRI not only has general principles on sustainability reporting, but also provides guidance on reporting on six enumerated aspects of sustainability. In addition, the eighth Whereas Clause paragraph describes other aspects of reporting under the GRI.

In short, the shareholders are provided with sufficient information on which to make a decision as to whether they wish the Company to report on sustainability using the GRI. Indeed, they are also given the website of the GRI if they wish to supplement the information given in the Proponent's proposal. Within the limitation to 500 words set forth in 14a-8(d), it is hard to image what more could be asked for. Nor do we believe that the 500 word limitation should be available to registrants to exclude otherwise legitimate proposals because every jot and title of a third-party document cannot be described within that limitation.

Similarly, the Board of Directors would know how to implement the proposal were they to choose to do so following a favorable shareholder vote. This is perhaps best illustrated by the fact, noted in the ninth paragraph of the Whereas Clause, that more than 300 companies worldwide, including companies from the US (such as General Motors and Ford), England, Holland, Germany etc., already use the GRI reporting format. Surely, the Board of Kroger does not lack the ability to figure out what more than 300

(400 according to p. 4 of the Company's letter) other Boards have been able to comprehend. We refuse to believe that Kroger's Board is incompetent to ascertain how to implement the Proponent's shareholder proposal.

Nor is it relevant that under the GRI a registrant can choose whether or not to implement the full GRI. First of all, this is always true of any precatory shareholder proposal, since the Board always has discretion whether to implement it in whole or in part. Consequently, the ability under the GRI for a registrant to report only in part gives no greater leeway nor creates any greater uncertainty than the Board would have under any other request for a report.

On the contrary, the explicit concession in the GRI that the Board need not at once fully implement all aspects of the reporting scheme should make it easier for the Board to know how to implement the proposal rather than making it more difficult.

Finally, the Company is totally mistaken in its argument (bottom of page 3, top of page 4) to the effect that it is unclear whether the request is to report "in accordance with the guidelines" or to report using an incremental approach. The eighth paragraph of the Whereas Clause delineates the two possible approaches under the GRI and refers to the incremental approach as one that "permits a company to use an 'incremental approach'... but to '*base* their reports on the GRI framework. . ." (Emphasis supplied.) The Resolve clause then asks for a report that is "based" on the GRI reporting guidelines. Contrary to the Company's assertion, there is clearly not a scintilla of ambiguity as to which format is being requested.

Since the Proponent's shareholder proposal requests that the Company adopt the "incremental approach", Kroger's argument entitled "Vagueness of the Guidelines" (page 5 of its letter) is inapposite.

Nor is its other argument on page 5 (vagueness of the request) any stronger. A request that a registrant prepare a report (omitting proprietary information) clearly implies to any reasonable person, or to any reasonable Board, that such report should be made publicly available, either on its website or via some communication to its shareholders stating the availability of the report.

For the foregoing reasons, the Proponents' shareholder proposal cannot be excluded by virtue of Rule 14a-8(*i*)(3).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the Staff wishes any further information. Faxes can be received at

the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,



Paul M. Neuhauser
Attorney at Law

cc: Jill V. McIntosh
Vidette Bullock-Mixon
Sister Pat Wolf